FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒.....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:

Ing. Alonso Quintana
(5255) 5272-9991 x3468	in the United States:
alonso.quintana@ica.com.mx	Zemi Communications

Lic. Paloma Grediaga	Daniel Wilson
(5255) 5272-9991 x3664	(212) 689-9560
paloma.grediaga @ica.com.mx	dbmwilson@zemi.com

ICA REVERSE SHARE AND ADR SPLIT TO BECOME EFFECTIVE
DECEMBER 12, 2005

Mexico City, December 9, 2005 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced that the previously approved one-for-six reverse share split will take place on December 12, 2005. The exchange ratio of shares and Ordinary Participation Certificates (CPOs) will remain 1:1. Simultaneously, the ADR exchange ratio is being changed to 12:1 from 6:1. This latter is the equivalent of a one-for-twelve reverse split for ICA’s ADR’s.

As a result of the reverse split, the number of ICA’s issued and outstanding shares will be reduced to 402.1 million from 2,412.8 million, as shown below:

	Current	December 12, 2005
Shares issued and outstanding	2,412,761,235	402,126,872
CPO:share ratio	1:1	1:1
ADR:CPO ratio	1:6	1:12

The last day for trading of the pre-reverse split shares and CPOs will be December 9, 2005, and December 12, 2005 for the pre-reverse split ADRs. (December 12, 2005 is a market holiday in Mexico.) The new shares, CPOs, and ADR’s will all begin trading on December 13, 2005

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ICA was founded in Mexico in 1947. ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include civil construction and industrial construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights.

INVESTOR RELATIONS	www.ica.com.mx	1/1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2005

Empresas ICA, S.A. de C.V.

/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Vice President, Finance